UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Tessera Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88164L100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,269,362
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,269,362
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,269,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,801
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 513,801
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,916
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER 10,916
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,760,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

CUSIP NO. 88164L100

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 of Amendment No. 4 to the Schedule 13D.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

CUSIP NO. 88164L100

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,269,362 Shares beneficially owned by Starboard V&O Fund is approximately $33,813,220, excluding brokerage commissions.  The aggregate purchase price of the 513,801 Shares beneficially owned by Starboard S LLC is approximately $8,197,872, excluding brokerage commissions. The aggregate purchase price of the 161,034 Shares beneficially owned by Starboard C LP is approximately $2,887,514, excluding brokerage commissions. The aggregate purchase price of the 805,803 Shares held in the Starboard Value LP Account is approximately $12,881,268, excluding brokerage commissions.  The 10,916 Shares directly owned by Mr. Feld were granted to Mr. Feld by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard Value LP (together with its affiliates, “Starboard”) has undertaken the sales reported in this Amendment No. 7 to the Schedule 13D in large part to effectuate a rebalancing of Starboard’s portfolio in light of the significant appreciation in the Issuer’s stock price since Starboard filed its initial Schedule13D in the Issuer more than two years ago. The Shares sold by the Reporting Persons represent approximately 21% of the Reporting Persons’ total position in the Issuer.  Starboard intends to remain a large shareholder of the Issuer, and Mr. Feld continues as an active member of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,770,296 Shares outstanding, as of October 24, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on December 4, 2014, Starboard V&O Fund beneficially owned 2,269,362 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 2,269,362
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,269,362
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on December 4, 2014, Starboard S LLC beneficially owned 513,801 Shares.

CUSIP NO. 88164L100

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 513,801
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 513,801
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on December 4, 2014, Starboard C LP beneficially owned 161,034 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 161,034
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,034
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 161,034 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 161,034
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,034
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 161,034 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 161,034
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,034
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 88164L100

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on December 4, 2014, 805,803 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,269,362 Shares owned by Starboard V&O Fund, (ii) 513,801 Shares owned by Starboard S LLC, (iii) 161,034 Shares owned by Starboard C LP and (iv) 805,803 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,750,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,750,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,269,362 Shares owned by Starboard V&O Fund, (ii) 513,801 Shares owned by Starboard S LLC, (iii) 161,034 Shares owned by Starboard C LP and (iv) 805,803 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,750,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,750,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 88164L100

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,269,362 Shares owned by Starboard V&O Fund, (ii) 513,801 Shares owned by Starboard S LLC, (iii) 161,034 Shares owned by Starboard C LP and (iv) 805,803 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,750,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,750,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,269,362 Shares owned by Starboard V&O Fund, (ii) 513,801 Shares owned by Starboard S LLC, (iii) 161,034 Shares owned by Starboard C LP and (iv) 805,803 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,750,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,750,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Messrs. Smith and Mitchell

(a)
Each of Messrs. Smith and Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,269,362 Shares owned by Starboard V&O Fund, (ii) 513,801 Shares owned by Starboard S LLC, (iii) 161,034 Shares owned by Starboard C LP and (iv) 805,803 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

CUSIP NO. 88164L100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,750,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,750,000

(c)
None of Messrs. Smith or Mitchell has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Mr. Feld

(a)
As of the close of business on December 4, 2014, Mr. Feld directly owned 10,916 Shares.  Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,269,362 Shares owned by Starboard V&O Fund, (ii) 513,801 Shares owned by Starboard S LLC, (iii) 161,034 Shares owned by Starboard C LP and (iv) 805,803 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 10,916
2. Shared power to vote or direct vote: 3,750,000
3. Sole power to dispose or direct the disposition: 10,916
4. Shared power to dispose or direct the disposition: 3,750,000

(c)
Mr. Feld has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 88164L100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 88164L100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

(36,310)	34.6206	12/02/2014
(149,441)	34.6046	12/02/2014
(251,976)	34.8143	12/03/2014
(167,436)	35.0111	12/04/2014

STARBOARD VALUE AND OPPORTUNITY S LLC

(8,221)	34.6206	12/02/2014
(33,835)	34.6046	12/02/2014
(57,050)	34.8143	12/03/2014
(37,909)	35.0111	12/04/2014

STARBOARD VALUE AND OPPORTUNITY C LP

(2,576)	34.6206	12/02/2014
(10,604)	34.6046	12/02/2014
(17,880)	34.8143	12/03/2014
(11,881)	35.0111	12/04/2014

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

(12,893)	34.6206	12/02/2014
(53,063)	34.6046	12/02/2014
(89,472)	34.8143	12/03/2014
(59,453)	35.0111	12/04/2014